11015210

SECURIT... ...ISSION
Washington, D. C. 20549

SEC MAIL PROCESSING SECTION
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FEB 28 2011
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SEC FILE NUMBER
8 - 67707

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2010** AND ENDING **DECEMBER 31, 2010**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

CHERTOFF CAPITAL, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

1110 VERMONT AVENUE, NW – Suite 1200

WASHINGTON,	**DC**	**20005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KATHY EFREM **(212) 509 - 7800**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CM

kw 3/18

OATH OR AFFIRMATION

I, ***THERESA DOWLING,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***CHERTOFF CAPITAL, LLC, as of DECEMBER 31, 2010,*** are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X [signature]
Signature

President, Managing Member
Title

CHRISTINE LASHER NOTARY PUBLIC
COUNTY OF TETON STATE OF WYOMING
MY COMMISSION EXPIRES JANUARY 15, 2013

X [signature]
Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHERTOFF CAPITAL, LLC
(FORMERLY BIO-IB CAPITAL PARTNERS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS		
Cash and cash equivalents	$	7,465
Due from Affiliate		-
Total assets	$	7,465
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accountspayable & accrued expense		-
Total liabilities		-
Commitments and Contingencies (Note 3)		
Member's Equity (Note 4)		7,465
Total liabilities and stockholders' equity	$	7,465

The accompanying notes are an integral part of this statement.